Exhibit 99.1

Arco Platform Limited

Unaudited interim condensed

consolidated financial statements

September 30, 2022

Arco Platform Limited

Interim condensed consolidated statements of financial position

As of September 30, 2022 and December 31, 2021

(In thousands of Brazilian reais, unless otherwise stated)

	Notes	September 30, 2022	December 31, 2021
		(unaudited)
Assets
Current assets
Cash and cash equivalents	3	314,015	211,143
Financial investments	4	661,465	973,294
Trade receivables	5	433,491	593,263
Inventories	6	231,470	158,582
Recoverable taxes		65,069	38,811
Derivative financial instruments	10	-	301
Related parties	7	3,838	4,571
Other assets		87,948	66,962
Total current assets		1,797,296	2,046,927
Non-current assets
Financial investments	4	39,057	40,762
Derivative financial instruments	10	-	560
Related parties	7	-	6,819
Recoverable taxes		12,657	22,216
Deferred income tax	18	367,340	321,223
Other assets		73,916	57,534
Investments and interests in other entities		121,787	126,873
Property and equipment		64,558	73,885
Right-of-use assets		25,229	35,960
Intangible assets	8	3,202,214	3,257,360
Total non-current assets		3,906,758	3,943,192
Total assets		5,704,054	5,990,119

Liabilities
Current liabilities
Trade payables		152,336	103,292
Labor and social obligations	12	108,087	157,601
Lease liabilities		20,688	20,122
Loans and financing	9	58,772	228,448
Derivative financial instruments	10	2,671	-
Taxes and contributions payable		5,384	7,953
Income taxes payable		13,468	37,775
Advances from customers	5	5,731	35,291
Accounts payable to selling shareholders	11	879,418	799,553
Other liabilities		5,188	3,176
Total current liabilities		1,251,743	1,393,211
Non-current liabilities
Labor and social obligations	12	1,179	661
Lease liabilities		10,611	22,996
Loans and financing	9	1,853,495	1,602,879
Derivative financial instruments	10	63,947	223,561
Provision for legal proceedings	21	2,821	1,398
Accounts payable to selling shareholders	11	653,917	869,233
Other liabilities		365	946
Total non-current liabilities		2,586,335	2,721,674
Total liabilities		3,838,078	4,114,885

Equity	13
Share capital		11	11
Capital reserve		2,103,699	2,203,857
Treasury shares		(114,701)	(180,775)
Share-based compensation reserve		98,785	90,813
Accumulated losses		(221,818)	(238,672)
Total equity		1,865,976	1,875,234

Total liabilities and equity		5,704,054	5,990,119

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

F-2

Arco Platform Limited

Interim condensed consolidated statements of income and comprehensive income

For the three and nine-month periods ended September 30, 2022 and 2021

(In thousands of Brazilian reais, except earnings per share)

		Three-month period ended		Nine-month period ended
	Notes	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	15	253,922	183,267	1,096,096	771,240
Cost of sales	16	(62,820)	(44,766)	(312,452)	(199,994)

Gross profit		191,102	138,501	783,644	571,246

Selling expenses	16	(153,549)	(114,982)	(492,341)	(353,367)
General and administrative expenses	16	(85,518)	(109,867)	(251,655)	(246,161)
Other income, net		(1,714)	413	17,356	2,913

Operating (loss) profit		(49,679)	(85,935)	57,004	(25,369)

Finance income	17	105,629	20,353	479,244	42,407
Finance costs	17	(159,511)	(124,947)	(523,097)	(209,239)
Finance result	17	(53,882)	(104,594)	(43,853)	(166,832)

Share of loss of equity-accounted investees		(4,284)	(5,575)	(24,220)	(8,326)

Loss before income taxes		(107,845)	(196,104)	(11,069)	(200,527)
Income taxes - income (expense)
Current		(4,385)	(1,246)	(18,194)	(37,143)
Deferred		39,766	53,290	46,117	85,402
	18	35,381	52,044	27,923	48,259

Net (loss) profit and total comprehensive (loss) income for the period		(72,464)	(144,060)	16,854	(152,268)

Basic (loss) earnings per share - in Brazilian reais	14
Class A		(1.30)	(2.53)	0.30	(2.67)
Class B		(1.30)	(2.53)	0.30	(2.67)
Diluted (loss) earnings per share - in Brazilian reais	14
Class A		(1.30)	(2.53)	0.30	(2.67)
Class B		(1.30)	(2.53)	0.30	(2.67)

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

F-3

Arco Platform Limited

Interim condensed consolidated statements of changes in equity

For the nine-month periods ended September 30, 2022 and 2021

(In thousands of Brazilian reais, unless otherwise stated)

	Attributable to equity holders of the parent
		Reserves
	Share capital	Capital reserve	Treasury shares	Share-based compensation reserve	Accumulated losses	Total
Balances at December 31, 2020	11	2,200,645	-	80,817	(80,589)	2,200,884

Loss for the period	-	-	-	-	(152,268)	(152,268)
Total comprehensive income	-	-	-	-	(152,268)	(152,268)
Share based compensation plan	-	-	-	25,716	-	25,716
Purchase of treasury shares	-	-	(134,806)	-	-	(134,806)
Investments shares transferred	-	-	1,877	(1,877)	-	-
Restricted stock transferred	-	2,522	-	(2,522)	-	-
Balances at September 30, 2021 (unaudited)	11	2,203,167	(132,929)	102,134	(232,857)	1,939,526

	Attributable to equity holders of the parent
		Reserves
	Share capital	Capital reserve	Treasury shares	Share-based compensation reserve	Accumulated losses	Total
Balances at December 31, 2021	11	2,203,857	(180,775)	90,813	(238,672)	1,875,234

Profit for the period	-	-	-	-	16,854	16,854
Total comprehensive income	-	-	-	-	16,854	16,854
Share based compensation plan	-	-	-	27,027	-	27,027
Purchase of treasury shares (Note 13)	-	-	(53,139)	-	-	(53,139)
Shares cancelled	-	(106,496)	106,496	-	-	-
Restricted stock transferred (Note 12)	-	6,338	12,717	(19,055)	-	-

Balances at September 30, 2022 (unaudited)	11	2,103,699	(114,701)	98,785	(221,818)	1,865,976

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

F-4

Arco Platform Limited

Interim condensed consolidated statements of cash flows

For the nine-month periods ended September 30, 2022 and 2021

(In thousands of Brazilian reais)

	September 30, 2022	September 30, 2021
	(unaudited)	(unaudited)
Operating activities
Loss before income taxes	(11,069)	(200,527)
Adjustments to reconcile loss before income taxes to cash from operations
Depreciation and amortization	195,700	136,080
Inventory reserves	22,603	12,965
Provision (reversal) for expected credit losses	(8,522)	16,486
Loss (profit) on sale/disposal of property and equipment and intangible	(190)	222
Fair value change in derivative financial instruments	(154,562)	-
Fair value adjustment in accounts payable to selling shareholders	(26,320)	75,153
Share of loss of equity-accounted investees	24,220	8,326
Share-based compensation plan	26,752	57,315
Accrued interest on loans and financing	178,093	20,610
Interest accretion on accounts payable to selling shareholders	136,942	84,826
Interest from financial investment	(63,116)	(14,916)
Interest on lease liabilities	3,288	3,361
Provision for legal proceedings	1,423	37
Provision for payroll taxes (restricted stock units)	788	2,686
Foreign exchange (income) expenses, net	(22,346)	2,147
Gain on changes of interest of investment	(17,712)	-
Other financial expense (income), net	(4,115)	(706)
Changes in assets and liabilities
Trade receivables	166,187	95,979
Inventories	(75,185)	(18,339)
Recoverable taxes	(7,973)	(2,996)
Other assets	(25,210)	(21,231)
Trade payables	49,044	29,034
Labor and social obligations	26,069	11,325
Taxes and contributions payable	(2,649)	(6,471)
Advances from customers	(29,560)	(16,574)
Other liabilities	1,515	1,730

Cash from operations	384,095	276,522

Income taxes paid	(50,575)	(70,684)
Interest paid on lease liabilities	(3,596)	(2,521)
Interest paid on accounts payable to selling shareholders	(38,616)	(5,254)
Interest paid on loans and financing	(147,848)	(13,406)
Payments for contingent consideration	(70,687)	(332)
Payments for stock option	(75,578)	-
Net cash flows (used in) from operating activities	(2,805)	184,325

Investing activities
Acquisition of property and equipment	(12,323)	(9,542)
Payment of investments and interests in other entities	(32)	(126,760)
Acquisition of subsidiaries, net of cash acquired	-	(31,056)
Payments of accounts payable to selling shareholders	(1,270)	(101,285)
Acquisition of intangible assets	(123,029)	(104,733)
Maturity of financial investments	376,650	366,309
Loans to related parties	(4,811)	-
Net cash flows from (used in) investing activities	235,185	(7,067)

Financing activities
Purchase of treasury shares	(53,139)	(134,806)
Payment of lease liabilities	(15,779)	(10,599)
Payments of accounts payable to selling shareholders	(132,154)	(19,455)
Loans and financings - additions	1,189,058	7,673
Loans and financings - payment	(1,116,911)	-
Net cash flows (used in) from financing activities	(128,925)	722,813

Foreign exchange effects on cash and cash equivalents	(583)	(2,147)

Increase in cash and cash equivalents	102,872	897,924

Cash and cash equivalents
At the beginning of the period	211,143	424,410
At the end of the period	314,015	1,322,334
Increase in cash and cash equivalents	102,872	897,924

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

F-5

Notes to the unaudited interim condensed consolidated financial statements

For the nine-month period ended September 30, 2022

Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Arco Platform Limited (“Arco”) is a holding company incorporated under the laws of the Cayman Islands on April 12, 2018, and is publicly traded on the National Association of Securities Dealers Automated Quotations Payments exchange (NASDAQ) under the ticker symbol “ARCE”. Arco and its subsidiaries are collectively referred to as the Company. Arco became the parent company of Arco Educação S.A. ("Arco Brazil") through the completion of the corporate reorganization and initial public offering of the Company in 2018. Arco Brazil is the holding company of the operating subsidiaries, including Companhia Brasileira de Educação e Sistemas de Ensino S.A. (“CBE”), which provides educational content from basic to secondary education (“K-12 curriculum”). The Company’s principal administrative office is located at 2840 Rua Augusta, 9th Floor, Consolação, São Paulo, Brazil. OSC Investments Limited is the ultimate parent company of Arco.

1.2	Significant events during the period

Loan liquidation

On January 3, 2022, the Company paid in full a loan through one of its subsidiaries Arco Educação, in the amount of R$ 201,883.

Acquisition of PGS and Mentes do Amanhã

On February 3, 2022, Arco concluded the acquisition of the following solutions from Pearson Education do Brasil Ltda.

(i) PGS: a K-12 bilingual courseware and teaching methodology, previously known as Pearson Global School; and (ii) Mentes do Amanhã (“Mentes”): a K-12 supplemental solution focused on 21st century skills (social-emotional learning, financial literacy and technology).

The purchase consideration consisted of: (i) R$ 5,507 paid in February 2022; and (ii) R$ 8,701 paid in May 2022.

The acquired solutions were recorded as intangible assets in accordance with IAS 38 - Intangible Assets.

Shares repurchase

During the nine-month period ended September 30, 2022, the Company purchased an aggregate amount of 551,125 Class A common shares for a total of R$ 53.1 million (equivalent to US$ 10.2 million) as described in Note 13.

F-6

Corporate restructuring

During the nine-month period the Company completed the following incorporations as part of its corporate reorganization:

●	On May 1, 2022, the incorporation of P2D Educação Ltda. by Companhia Brasileira de Educação de Sistemas de Ensino S.A.

●	On August 1, 2022, the incorporation of Quadrado Mágico Desenvolvimento e Licenciamento de Software S.A. (Eduqo) and Studos Software Ltda by EEM Licenciamento de Programas Educacionais Ltda.

Acquisition of additional shares of Geekie

Pursuant to the investment and share purchase agreement (SPA) for the acquisition of Geekie, on June 1, 2022, Arco acquired the shares issued to the beneficiaries through the share-based compensation plan, paying the amount of R$ 75,578, following the conditions previously negotiated in the SPA. At the same date, Arco paid R$ 223,939 to acquire the outstanding non-controlling interest of 49,79%. At that date, the Company held 100% of Geekie’s shares.

Issuance of debentures

In August 2022, the Company issued non-convertible debentures through its subsidiary Companhia Brasileira de Educação e Sistemas de Ensino S.A. (“CBE”), consisting of 1,200,000 debentures with a unitary value of R$ 1.00, in the total amount of R$ 1,200 billion The net proceeds of the Offering are intended to pay the debentures issued by CBE in August 2021, currently totaling R$ 1,000, to strengthen the Company’s cash position, and to extend the Company’s debt maturity profile.

2	Significant accounting policies

   2.1 Basis for preparation of the consolidated financial statements

These unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in the Company’s annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the IASB have been condensed or omitted. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2021, which include information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 2 Significant accounting policies to the consolidated financial statements for the year ended December 31, 2021.

Basis for preparation

The accounting policies applied in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2021.

F-7

In preparing these unaudited interim condensed consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue, and expenses. Actual results may differ from these estimates. The critical judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied and disclosed in Note 3 Significant accounting judgments, estimates and assumptions to the Company’s consolidated financial statements for the year ended December 31, 2021.

The unaudited interim condensed consolidated financial statements have been prepared based on a historical cost basis, except for the derivative financial instruments, accounts payable to selling shareholders and share-based compensation plan, which are measured at fair value.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“BRL” or “R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousands, except when otherwise indicated.

Management has assessed the capacity of the Company and its subsidiaries to continue as a going concern and is convinced that they hold sufficient funds to remain as operating in the future. Furthermore, the Management is not aware of any material uncertainty that could raise significant concerns about its ability to continue as a going concern. Thus, the financial statements of the Company and Consolidated were prepared based on a going concern basis.

These unaudited interim condensed consolidated financial statements as of September 30, 2022 and for the three-month and nine-month periods ended September 30, 2022 were authorized for issuance by the Board of Directors on December 1st, 2022.

   2.2 Changes in accounting policies and disclosures

New and amended standards and interpretations

Several new or amended standards became applicable for the current reporting period. The Company did not have to change its accounting policies or make retrospective adjustments as a result of adopting these new or amended standards.

F-8

Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective. The Company is assessing the impact that changes in the standards will have in current practice, but does not expect a significant or any impact to occur on the Company's financial statements:

●	Definition of Accounting Estimates (Amendments to IAS 8)
●	Classification of liabilities as current or non-current (amendments to IAS 1)
●	Disclosure of accounting policies (amendments to IAS 1 and IFRS Practice Statement 2)

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

3	Cash and cash equivalents

	September 30, 2022	December 31, 2021
	(unaudited)
Cash and bank deposits	23,353	20,085
Bank deposits in foreign currency (a)	3,133	154
Cash equivalents (b)	287,529	190,904
	314,015	211,143

Cash and cash equivalents are held for the purpose of meeting short-term cash needs and include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three-month or less and with immaterial risk of change in value.

(a)	Short-term deposits maintained in U.S. dollars.

(b)	Cash equivalents correspond to financial investments in Bank Certificates of Deposit (“CDB”) issued by highly credit-rated financial institutions in Brazil. As of September 30, 2022, the average interest on these CDBs was equivalent to 97.6% (December 31, 2021: 90.4%) of the Interbank Certificates of Deposit (“CDI”). As of September 30, 2022, the average CDI rate for nine-month periods ended September 30, 2022, was 8.85% (December 31, 2021: 4.39%) These financial investments are available for immediate use and have insignificant risk of changes in value.

4	Financial investments

	September 30, 2022	December 31, 2021
	(unaudited)
Financial investments (a)	700,015	1,013,550
Other	507	506
	700,522	1,014,056
Current	661,465	973,294
Non-current	39,057	40,762

(a)	Financial investments correspond mainly to investments in bank deposit certificates (CDB) and automatic applications of cash balances, managed by highly credit-rated financial institutions in Brazil. As of September 30, 2022, the average interest on these investments is equivalent to 103,1% (December 31, 2021: 101.7%) of the CDI. The average CDI rate for the nine-month periods ended September 30, 2022 was 8.85% (December 31, 2021: 4.39%). The decrease in financial investments balance is mainly due to the payment of the loan in January, and the acquisition of Geekie shares, as described in Notes 1.2.

F-9

5	Trade receivables

	September 30, 2022	December 31, 2021
	(unaudited)
From sales of educational content	509,252	676,787
From related parties (Note 7)	1,658	3,608
	510,910	680,395
(-) Provision for expected credit losses	(77,419)	(87,132)
	433,491	593,263

As of September 30, 2022, and December 31, 2021, the aging of trade receivables was as follows:

	September 30, 2022	December 31, 2021
	(unaudited)
Neither past due nor impaired	359,547	567,490

Past due	151,363	112,905

1 to 60 days	42,569	15,383
61 to 90 days	13,456	8,403
91 to 120 days	10,277	10,347
121 to 180 days	13,383	16,284
More than 180 days	71,678	62,488
	510,910	680,395

The movement in the provision for expected credit losses for the nine-month periods ended September 30, 2022 and 2021, was as follows:

	September 30, 2022	September 30, 2021
	(unaudited)	(unaudited)
Balance at beginning of the period	(87,132)	(63,434)
Reversion / (Provision)	8,522	(16,486)
Receivables written off during the period as uncollectible	1,191	2,804
Balance at end of period	(77,419)	(77,116)

Advances from customers

The Company receives advance from customers mainly at the beginning of the year when parents purchase educational content for the current school year. The educational content is delivered in up to four stages, and as the material is delivered, revenue is recognized.

As of September 30, 2022, the Company has R$ 5,731 (R$ 35,291 in December 2021) of advances from customers recorded in current liabilities.

The decrease of the balance is due to the end of collection year 22 (October/21 to September/22), when most of the remaining education content is delivered.

F-10

6	Inventories

	September 30, 2022	December 31, 2021
	(unaudited)
Content providing	103,975	75,778
Educational content (a)	115,772	71,314
Consumables and supplies	2,580	2,128
Inventories held by third parties	9,143	9,362
	231,470	158,582

(a)	Costs incurred to prepare educational content. These costs include incurred personnel costs and third parties’ services for editing educational content and related activities (graphic design, editing, proofreading and layout, among others).

Educational content is presented net of inventory reserve. The movement in the inventory reserve for the nine-month periods ended September 30, 2022 and 2021 was as follows:

	September 30, 2022	September 30, 2021
	(unaudited)	(unaudited)
Balance at beginning of the period	(28,139)	(7,510)
Inventory reserve	(22,603)	(12,965)
Write-off of inventories against reserve	5,070	9,325
Balance at end of the period	(45,672)	(11,150)

7	Related parties

The table below summarizes the balances and transactions with related parties:

	September 30, 2022	December 31, 2021
	(unaudited)
Assets
Trade receivables
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	1,658	3,546
OISA Tecnologia e Serviços Ltda. (c)	-	62
	1,658	3,608
Other assets
Arco Instituto de Educação (b)	1,115	1,373
	1,115	1,373
Loans to related parties
Former shareholders - Geekie	-	4,571
Minority shareholders - EI (d)	3,838	6,750
Former shareholders - Eduqo	-	4
Former shareholders - Edupass	-	65
	3,838	11,390
Current	3,838	4,571
Non-current	-	6,819

F-11

	September 30, 2022	December 31, 2021
	(unaudited)
Liabilities
Advances from customers
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	52	9
	52	9
Other liabilities
OISA Tecnologia e Serviços Ltda. (c)	-	258
	-	258

	September 30, 2022	September 30, 2021
	(unaudited)	(unaudited)
Net revenue
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	4,577	5,447

OISA Tecnologia e Serviços Ltda. (c)	-	27
	4,577	5,474
Finance income
Former shareholders - Geekie	273	121
OISA Tecnologia e Serviços Ltda. (c)	3	19
Minority shareholders - EI (d)	380	217
	656	357

(a)	Companhia Brasileira de Educação e Sistemas de Ensino and International School sell educational content to Livraria ASC Ltda. and Educadora ASC Ltda., entities under common control of the Company’s controlling shareholders. The transactions are priced based on contract price at the sales date. Sales price for these transactions are conducted at arm’s length, at similar observable market prices.

(b)	Arco is a founding member of Instituto Arco de Educação ("Arco Instituto"), a non-profit association whose purpose is to support and encourage education through the generation of knowledge. The Company has amounts receivable from Arco Instituto arising from the reimbursement of expenses paid by Arco. The amounts are not subject to financial charges and the payment of the amount related to the operations in 2021 occurred in July 2022. The outstanding amount in September is related to the operation in 2022.

(c)	WPensar provides financial intermediation services to OISA. Amounts collected by WPensar are transferred to OISA net of the value of the service provided. As of September 30, 2022, during the nine-month period the recognized revenue from financial intermediation was R$ 3.

(d)	Amount due from minority shareholders of Escola da Inteligência, with an interest rate of 100% CDI and maturing in May 2023. During the nine-month period ended September 30, 2022, the Company recognized R$ 380 of interest income.

F-12

Key management personnel compensation

Key management personnel compensation comprised the following:

	September 30, 2022	September 30, 2021
	(unaudited)	(unaudited)
Short-term employee benefits	50,796	41,286
Share-based compensation plan	41,020	32,780
	91,816	74,066

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, bonuses, labor and social charges, and other ordinary short-term employee benefits.

Certain executive officers also participate in the Company’s share-based compensation plan (Note 12).

8	Intangible assets

During the nine-month period ended September 30, 2022 the Company had R$ 123,029 of additions, mainly due to the development of educational content for the 2023 collection year (R$ 59,743), development of technology platforms for the supply of digital content, as well as licenses and software development for new projects (R$ 38,537), and trademarks (R$ 14,286).

During the nine-month period ended September 30, 2022, the total amortization recorded as expense to the income statement of income and appropriated in the intangible assets was R$ 179,149 (September 30, 2021: R$ 136,350).

9	Loans and financing

	Interest rate	Maturity	September 30, 2022	December 31, 2021
			(unaudited)
Bank loan	100% CDI + 2.7% pa	January/2022	-	201,990
Bank loan	8.1% pa	March/2022	-	310
Debentures (a)	100% CDI + 1.7% pa	August/2023	-	919,703
Bank loan	3.8% pa	October/2023	32	62
Bank loan	3.8% pa	October/2023	-	90
Bank loan	3.8% pa	November/2023	44	49
Bank loan (b)	USD + 2.4% pa	October/2024	44,732	61,649
Debentures (c)	100% CDI + 2.3% pa	August/2027	1,219,018	-
Convertible notes	USD + 8.0% pa	November/2028	648,441	647,474
			1,912,267	1,831,327
Current			58,772	228,448
Non-current			1,853,495	1,602,879

(a)	This amount is related to issuance of debentures in August 2021 to pay the amount due on the COC and Dom Bosco acquisition maturing in a single installment on August 25, 2023 and guaranteed by Arco Educação S.A. The amount was settled in August 2022.

(b)	The decrease in the current balance is mainly related to: (i) payment of R$ 14,962 related to the three installments in February, May and August 2022; and (ii) exchange variation of R$ 2,529 recognized as financial income in statement of income. See Note 10 for further information.

(c)	The debentures bear interest of 100% CDI + 2.3% pa, which will accrue and will also be payable every six months, with the first payment on February 3, 2023 and the last payment on August 3, 2027. The amount will be settled in 3 installments on August of each year from 2025 until 2027. The debentures are guaranteed by Arco Educação S.A.

All financing arranged by the Company is not subject to any financial covenants as of September 30, 2022.

F-13

10	Derivative financial instruments

The breakdown of financial derivatives is as follows:

	September 30, 2022	December 31, 2021
	(unaudited)
Assets
Derivative financial instrument
Swap Geekie (a)	-	861
	-	861
Current	-	301
Non-current	-	560

	September 30, 2022	December 31, 2021
	(unaudited)
Liabilities
Derivative financial instrument
Swap Geekie (a)	7,151	-
Put option (b)	59,467	223,561
	66,618	223,561
Current	2,671	-
Non-current	63,947	223,561

(a)	On November 11, 2021, the Company’s subsidiary, Geekie, entered into swap contracts to protect a foreign currency loan, with maturities between February 2022 to October 2024, which the asset end receives, on average, dollar plus 2.452% per annum and in the liability position pays, on average, CDI plus 1.7% per annum. During the nine-month period ended September 30, 2022, the Company recognized a net financial expense of R$ 9,532 as fair value adjustment in the statement of income. See Note 9 for further information.

(b)	Dragoneer and General Atlantic have a put option to convert their investment in the Company’s senior notes into Class A shares of the Company. The fair value of the put option is calculated using the Black & Scholes method as of September 30, 2022 and December 31, 2021.The Company recognized an initial put option of R$ 185,409 (equivalent to US$32,995) separated from the fair value of the total compound financial instrument issued, comprising the senior notes and the put option. The Company recognized a net fair value adjustment of R$ 164,094 as finance income in statement of income as of September 30, 2022.

F-14

11	Accounts payable to selling shareholders

The breakdown of the liabilities regarding balances of accounts payable from business combinations and investments in associates is as follows:

	September 30, 2022	December 31, 2021
	(unaudited)
Accounts payable to selling shareholders
Acquisition of International School (a)	411,771	379,501
Acquisition of NS Educação Ltda. (b)	4,537	6,126
Acquisition of Positivo (c)	821,526	754,451
Acquisition of Studos (d)	-	5,472
Acquisition of EI (e)	232,486	234,493
Acquisition of Geekie (f)	15,755	224,759
Acquisition of Me Salva! (g)	16,805	21,880
Acquisition of Eduqo (h)	11,372	18,145
Acquisition of Edupass (i)	19,083	23,959
	1,533,335	1,668,786
Current	879,418	799,553
Non-current	653,917	869,233

(a)	The amount payable is subject to an arbitration process and will be paid when the arbitration mentioned in Note 21 is completed. The amount payable is based on realized EBITDA for the 2019 and 2020 school years. During the nine-month period ended September 30, 2022, the Company recognized R$ 32,270 of interest expenses in finance expenses in statement of income. The minority shareholder is related party of the Company.

(b)	This amount was retained for any contingent liabilities that may arise, which final payment will be released in December 2022. As of September 30, 2022, the Company has paid R$ 1,871 related to settling of annual instalments. The amount is being adjusted based on the Interbank Certificates of Deposit (CDI) interest rate. During the nine-month period ended September 30, 2022, the Company recognized R$ 283 of interest expenses in finance expenses in statement of income.

(c)	The amount represents the outstanding balance of the acquisition price and will be paid annually in November over next 3 years (25% payable in 2022 and 75% payable in 2023 and 2024). The payment is secured by a chattel mortgage of 20% of CBE shares and 100% of SAE shares. The outstanding amount is updated by CDI. During the nine-month period ended September 30, 2022, the Company recognized R$ 67,075 of interest expenses in finance expenses in statement of income.

(d)	The obligation was recognized at present value of the acquisition price using an estimated interest rate of 13.8% for the last installment settled in September 2022. During the nine-month period ended September 30, 2022, the Company recognized R$ 411 of interest expenses in finance expenses in statement of income.

(e)	This amount is related to the acquisition of the remaining 40% interest in EI and will be paid in May 2023 subject to price adjustments. This amount is recorded at the present value using an estimated interest rate of 12.5% (13.4% in 2021). The installment is payable on May 31, 2023, for 6 times EI’s ACV book value for 2023 plus cash generation and multiplied for 40%. There are minority shareholders that are related parties of the Company.

During the nine-month period ended September 30, 2022, the Company recognized R$ 18,812 of interest expenses in finance expenses in statement of income and the accounts payable decreased by R$ 17,527.

(f)	The current financial liability is recorded at the present value of the estimated amount payable to the former shareholders using an estimated interest rate of 13.2%. The exercise price will be calculated for “Geekie Others” content and is determined by the greater of 8 times Geekie’s revenue for 2022 multiplied by the remaining interest of sellers; or 0.65 times the multiple of the Company’s ACV book value for 2022, multiplied by Geekie’s revenue for 2022, multiplied by the remaining interest of sellers. The amount is due on January 6, 2023.

F-15

In June 2022, the Company concluded the acquisition of 100% of Geekie’s shares. The payment terms set forth in the purchase agreement were updated upon closing of the transaction to a total purchase price of R$ 223,939 (R$116,992 of principal, R$36,406 of interest and R$70,541 of changes in fair value) as described in Note 1.2.

During the nine-month period ended September 30, 2022 the Company recognized R$ 12,104 of interest expenses in finance expenses in statement of income and the accounts payable increased by R$ 2,830.

(g)	The liability is composed of the present value of the balance payable for the remaining 40% interest in Me Salva!, plus the retained amount defined in the contract. The balance is recognized at present value, using a discount rate of 13.2% (13.7% in 2021). The payment of the retained portion is in the amount of R$ 1,196 and will be made in equal annual installments, in June of each year until 2026. The payment of the second stage will be made in 2025 and the acquisition price of 40% is calculated based on the estimated 2024 revenue multiplied by 3, less net debt. During the nine-month period ended September 30, 2022 the Company recognized an interest expense of R$ 1,486 in finance expenses in statement of income and the accounts payable decreased by R$ 6,077. The minority shareholders are related party of the Company.

(h)	The liability is composed of the present value of the balance payable for the outstanding installments for settlement of the 100% participation acquired from Eduqo, plus the price adjustments and earn out amount defined in the contract. The balance is recognized at present value, using a discount rate of 13.7% (14.3% in 2021). The payment of the outstanding installment in the amount of R$ 8,284 and the earn out of R$ 3,088 will be paid in July of 2023. The price adjustment of R$ 910 was paid in a single installment in July 2022. During the nine-month period ended September 30, 2022 the Company recognized an interest expense of R$ 2,277 in finance expenses in statement of income.

(i)	The liability is composed of the present value of the balance payable for the outstanding installments for settlement of the 100% participation acquired from Edupass, plus the earn out amount defined in the contract. The balance is recognized at present value, using a discount rate of 14.5% (15.3% in 2021). The payment of the outstanding installment will be made in June 2023, while the payment of the earn out will be made in March 2024, in the amount of R$ 18,223. The earn out is calculated based on the estimated 2023 revenue. During the nine-month period ended September 30, 2022 the Company recognized an interest expense of R$ 2,170 in finance expenses in statement of income and the accounts payable decreased by R$ 5,546.

12	Labor and social obligations

	September 30, 2022	December 31, 2021
	(unaudited)
Labor and social obligations
Bonuses (a)	26,090	30,789
Payroll and social charges	19,473	96,343
Payroll accruals	59,547	24,225
Other labor	4,156	6,905
	109,266	158,262
Current	108,087	157,601
Non-current	1,179	661

(a)	Bonuses

The Company recorded bonuses related to variable remuneration of employees and management in cost of sales, selling and administrative expenses in the amount of R$ 27,275 during the nine-month period ended September 30, 2022 (September 30, 2021: R$ 16,802).

F-16

(b)	Share-based compensation plan

Geekie Plan

On June 1, 2022, the Company settled the stock option plan in the amount of R$ 75,578 in cash as described in Note 1.2.

Restricted stock units

The following table reflects the movements of outstanding shares from the grant date until September 30, 2022:

Number of restricted stock units
Outstanding at December 31, 2021	142,184
Granted (a)	782,200
Restricted stocks units transferred	(208,279)
Effectively forfeited	(67,479)
Estimated forfeited	(49,790)
Outstanding at September 30, 2022	598,836

(a)	These shares granted are adjusted accordingly to a performance program, which can increase or reduce the number of shares that will be transferred after the vesting period.

The total compensation expense for the nine-month period ended September 30, 2022, including taxes and social charges, was R$ 41,020, (R$ 27,027 of principal and R$ 13,993 of taxes and contributions) net of estimated forfeitures. These awards are classified as equity settled.

The related compensation expense will be recognized according to the following schedule:

Final vesting date	Quantity of stocks	Total shares outstanding
28/09/2019	197,951	-
30/06/2020	3,086	-
28/09/2020	215,709	-
31/03/2021	14,713	-
30/06/2021	3,181	-
28/09/2021	216,709	-
30/09/2021	1,967	-
31/12/2021	92,915	-
31/03/2022	32,775	-
30/06/2022	8,779	-
28/09/2022	18,758	-
30/09/2022	124,069	-
31/12/2022	194,720	166,620
31/03/2023	39,179	19,667
28/09/2023	1,000	-
30/09/2023	146,549	132,650
31/03/2024	43,879	15,973
30/09/2024	142,409	128,510
31/03/2025	22,500	1,247
30/09/2025	134,482	121,357
30/09/2026	14,200	12,812
Total	1,669,530	598,836

F-17

The participant's right to effectively receive ownership of the restricted shares will be conditioned to the participant's continuance and performance as an employee, director or director of any company in the business group from the grant date until the end of the vesting period (“Vesting”). If a participant leaves the group, or does not achieve the performance goal, the participant will be entitled to receive his or her vested shares and a pro rata amount of the granted and unvested shares, by reference to the vesting period in which the termination occurred and based on the number of days the participant was employed. The total amount will be calculated based on the performance goal multiplied by a rate between 80% and 120%. After the vesting period, the restricted shares have the same rights and privileges as any shareholder.

13	Equity

Treasury shares

Repurchase program

The following table reflects the movements of treasury shares repurchased until September 30, 2022:

Number of restricted stock units
As of December 31, 2021	605,316
Repurchase	551,125
Transferred – RSU’s program	(109,299)
As of September 30, 2022	1,047,142

As of September 30, 2022, the Company has a total of 1,047,142 of treasury Class A common shares under the Repurchase Program with an average price of R$ 109.5 (equivalent to US$ 20.4).

F-18

14	Earnings (loss) per share (EPS)

	Three-month period ended			Three-month period ended
	September 30, 2022 (unaudited)			September 30, 2021 (unaudited)
	Class A	Class B	Total	Class A	Class B	Total
Loss attributable to equity holders of the parent	(36,884)	(35,580)	(72,464)	(74,688)	(69,372)	(144,060)
Weighted average number of common shares outstanding (thousand)	28,406	27,401	55,807	29,501	27,401	56,902

Basic loss per share - R$	(1.30)	(1.30)		(2.53)	(2.53)
Diluted loss per share - R$	(1.30)	(1.30)		(2.53)	(2.53)

	Nine-month period ended			Nine-month period ended
	September 30, 2022 (unaudited)			September 30, 2021 (unaudited)
	Class A	Class B	Total	Class A	Class B	Total
Profit (loss) attributable to equity holders of the parent	8,598	8,256	16,854	(79,210)	(73,058)	(152,268)
Weighted average number of common shares outstanding (thousand)	28,539	27,401	55,940	29,708	27,401	57,109
Effects of dilution from:
Share-based compensation plan and convertible notes (thousands)	5,288	-		-	-

Basic earnings (loss) per share - R$	0.30	0.30		(2.67)	(2.67)
Diluted earnings (loss) per share - R$	0.30	0.30		(2.67)	(2.67)

Basic earnings (loss) per share is calculated by dividing loss attributable to the equity holders of the parent by the weighted average number of Class A and Class B common shares outstanding during the period.

Diluted earnings (loss) per share is calculated by dividing profit attributable to the equity holders of the parent by the weighted average number of Class A and Class B common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all potential common shares with dilutive effects.

The Company has potential convertible notes (see Notes 9 and 10) which were not included in the diluted earnings (loss) per share calculation because they are out of the money as of September 30, 2022. Additionally, the Company has a share-based payment program called restricted stock units (see Note 12) which for the nine-month period had a dilutive impact and for the three-month period were deemed to be anti-dilutive and therefore were not included in the calculation of diluted earnings (loss) per share.

F-19

15	Revenue

The Company’s net revenue is as follows:

	Three-month period ended		Nine-month period ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Educational content	239,087	179,531	1,073,694	764,002
Other	15,477	4,684	25,031	9,770
Deductions:
Taxes	(642)	(948)	(2,629)	(2,532)
Revenue	253,922	183,267	1,096,096	771,240

16	Expenses by nature

	Three-month period ended		Nine-month period ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Content providing	(21,511)	(14,870)	(125,479)	(89,707)
Operations personnel	(8,957)	(5,582)	(43,335)	(24,136)
Inventory reserves	(9,264)	(5,579)	(22,603)	(12,965)
Freight	(6,496)	(3,970)	(36,689)	(17,623)
Depreciation and amortization	(15,558)	(7,598)	(74,670)	(36,016)
Other	(1,034)	(7,167)	(9,676)	(19,547)
Cost of sales	(62,820)	(44,766)	(312,452)	(199,994)

Sales personnel	(60,643)	(45,967)	(200,125)	(158,609)
Depreciation and amortization	(25,031)	(24,558)	(78,505)	(73,114)
Sales & marketing	(30,020)	(15,339)	(74,050)	(27,086)
Customer support	(31,970)	(17,020)	(130,188)	(59,596)
Provision for expected credit losses (a)	1,919	(5,987)	8,522	(16,486)
Real estate rentals	(118)	(285)	(412)	(953)
Other	(7,686)	(5,826)	(17,583)	(17,523)
Selling expenses	(153,549)	(114,982)	(492,341)	(353,367)

Corporate personnel	(23,039)	(22,787)	(87,180)	(72,099)
Third party services	(13,846)	(25,575)	(51,341)	(64,138)
Real estate rents	(1,017)	(870)	(1,970)	(1,649)
Travel expenses	(1,925)	(305)	(5,049)	(426)
Tax expenses	(2,138)	(1,969)	(5,098)	(5,821)
Software licenses	(2,520)	(1,959)	(7,677)	(5,279)
Share-based compensation plan	(21,596)	(43,355)	(40,745)	(64,403)
Depreciation and amortization	(15,028)	(10,449)	(42,525)	(26,950)
Other	(4,409)	(2,598)	(10,070)	(5,396)
General and administrative expenses	(85,518)	(109,867)	(251,655)	(246,161)

Total	(301,887)	(269,615)	(1,056,448)	(799,522)

(a)	During the nine-month period ended September 30, 2022, the Company recognized a reversal in the provision for expected credit losses arising from contracts with customers, included under selling expenses in the statement of income, of R$ 8,522 (2021: a provision of R$ 16,486).

F-20

17	Finance result

	Three-month period ended		Nine-month period ended
	September	September	September	September
	30, 2022	30, 2021	30, 2022	30, 2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Income from financial investments	28,830	14,831	77,000	26,521
Changes in fair value of financial investments	-	-	-	13
Changes in fair value of derivative financial instruments (a)	59,956	-	167,358	-
Changes in accounts payable to selling shareholders (Note 11)	-	4,147	73,868	6,920
Foreign exchange gains	12,491	2,495	151,549	4,542
Interest income	3,338	245	5,530	3,232
Other	1,014	(1,365)	3,939	1,178
Finance income	105,629	20,353	479,244	42,407

Changes in fair value of derivative financial instruments (a)	(1,367)	-	(12,796)	-
Changes in accounts payable to selling shareholders (Note 11)	-	(78,811)	(47,548)	(82,073)
Foreign exchange loss	(33,807)	(551)	(129,203)	(6,690)
Bank fees	(1,725)	(2,126)	(7,163)	(6,166)
Interest on acquisition of investments (b)	(47,268)	(30,802)	(136,942)	(84,826)
Interest on lease liabilities	(1,001)	(1,204)	(3,288)	(3,361)
Interest on loans and financing	(72,549)	(11,705)	(178,093)	(20,610)
Other	(1,794)	252	(8,064)	(5,513)
Finance costs	(159,511)	(124,947)	(523,097)	(209,239)

Finance result	(53,882)	(104,594)	(43,853)	(166,832)

(a)	Amount related to changes in the fair value of the put option to convert senior notes and change in the fair value of swap derivatives. See Note 10 for further information.

(b)	Refer to interest expense on accounts payable to selling shareholders. See Note 11 for further information.

F-21

18	Income taxes

(a)	Reconciliation of income taxes expense

	Three-month period ended		Nine-month period ended
	September 30, 2022	September 30, 2021	September 30,2022	September 30,2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Loss before income taxes	(107,845)	(196,104)	(11,069)	(200,527)
Combined statutory income taxes rate - % (a)	34%	34%	34%	34%
Expected income tax benefit at statutory rates	36,667	66,675	3,763	68,179

Reconciliation adjustments:
Share of loss of equity-accounted investees (b)	(1,457)	(1,896)	(8,235)	(2,831)
Effect of presumed profit of subsidiaries (c)	-	-	-	3,266
Permanent differences (d)	(1,228)	(2,396)	(5,256)	(8,740)
Stock option (e)	-	(9,763)	93	(10,752)
Financial result on loans and financing (f)	5,761	-	40,090	-
Other (additions) exclusions, net	(4,362)	(576)	(2,532)	(863)
	35,381	52,044	27,923	48,259

Current	(4,385)	(1,246)	(18,194)	(37,143)
Deferred	39,766	53,290	46,117	85,402
Income taxes benefit	35,381	52,044	27,923	48,259

Effective rate	32.8%	26.5%	252.3%	24.1%

(a)	Considering that Arco Platform Ltd. is domiciled in the Cayman Islands and there is no income tax in that jurisdiction, the combined statutory tax rate of 34% demonstrated above is the current rate applied to Arco Brasil S.A. which is the holding company of all operating entities of Arco Platform, in Brazil.

(b)	Refers to the effect of 34% on the share of profit (loss) of equity- accounted investees for the period.

(c)	Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Company’s subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

F-22

(d)	Permanent differences of non-deductible expenses.

(e)	Related to the effect of 34% of Geekie’s share-based compensation plan expenses.

(f)	Refers to the effect of 34% of the convertible senior note foreign exchange, fair value adjustment and interest in Arco Platform, not taxable as described in item a).

(b)	Deferred income taxes

The changes in the deferred tax assets and liabilities are as follows:

	As of December 31, 2021	Recognized in profit or loss	As of September 30, 2022
			(unaudited)
Deferred tax assets
Tax losses carryforward	104,329	56,173	160,502
Temporary diferences:
Financial instruments from acquisition of interests	174,591	14,059	188,650
Other temporary differences	64,869	11,856	76,725
Share based compensation	10,377	2,494	12,871
Tax benefit from tax deductible goodwill	8,032	(2,509)	5,523
Amortization of intangible assets	22,161	4,641	26,802
Total deferred tax assets	384,359	86,714	471,073
Deferred tax liabilities
Financial instruments – put options on equity method investments	(9,231)	-	(9,231)
Tax benefit from tax deductible goodwill	(53,897)	(40,592)	(94,489)
Other temporary differences	(8)	(5)	(13)
Total deferred tax liabilities	(63,136)	(40,597)	(103,733)
Deferred tax assets (liabilities), net	321,223	46,117	367,340

Deferred tax assets	321,223		367,340
Deferred tax liabilities	-		-

19	Segment information

Segment information is presented consistently with the internal reports provided to the Company’s main key executives and chief operating decision makers. They are responsible for allocating resources, assessing the performance of the operating segments, and making the Company’s strategic decisions.

F-23

The Executive Officers have defined the operating segments based on the reports used to make structured strategic decisions, which allow for decision-making based on these structures:

(i)	Core: The Core Curriculum business segment provides solutions that address the Brazilian K-12 curriculum requirements through a personalized and interactive learning experience. Students access content in various formats, such as digital, video, print, and other audiovisual formats that are aligned with the daily curriculum of their classes.

(ii)	Supplemental: The Supplemental Solutions business segment provide additional value-added content that private schools can opt for, in addition to the Core Curriculum solution. Currently, the Company’s primary Supplemental product is an English as a second language (ESL) bilingual teaching program. Technological solutions for communication with the students’ parents, learning laboratories that use the methodology of maker culture, a platform of questions to students and teachers, a Learning Management System (LMS) platform, an educational as a benefit platform and content to develop socio-emotional skills are also offered.

The Executive Officers do not make strategic decisions or evaluate performance based on geographic regions. Also, based on the agreements signed with schools as of September 30, 2022, none of the Company’s customers individually represented more than 5% of our total revenue.

F-24

	Nine-month period ended September 30, 2022 (unaudited)
	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
Net revenue	920,637	202,281	1,122,918	(26,822)	1,096,096
Cost of sales	(259,576)	(72,189)	(331,765)	19,313	(312,452)
Gross profit	661,061	130,092	791,153	(7,509)	783,644
Selling expenses	(397,921)	(94,420)	(492,341)	-	(492,341)
Segment profit	263,140	35,672	298,812	(7,509)	291,303
General and administrative expenses	-	-	-	-	(251,655)
Other income, net	-	-	-	-	17,356
Operating profit	-	-	-	-	57,004
Finance income	-	-	-	-	479,244
Finance costs	-	-	-	-	(523,097)
Share of loss of equity-accounted investees	-	-	-	-	(24,220)
Loss before income taxes	-	-	-	-	(11,069)
Income taxes benefit	-	-	-	-	27,923
Net profit for the period	-	-	-	-	16,854

Other disclosures
Depreciation and amortization	174,169	21,531	195,700	-	195,700
Investments in associates and joint ventures	121,787	-	121,787	-	121,787
Capital expenditures	116,815	19,628	136,443	(1,091)	135,352

F-25

	Nine-month period ended September 30, 2021 (unaudited)
	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
Net revenue	614,747	156,493	771,240	-	771,240
Cost of sales	(159,089)	(40,905)	(199,994)	-	(199,994)
Gross profit	455,658	115,588	571,246	-	571,246
Selling expenses	(292,396)	(60,971)	(353,367)	-	(353,367)
Segment profit	163,262	54,617	217,879	-	217,879
General and administrative expenses	-	-	-	-	(246,161)
Other income, net	-	-	-	-	2,913
Operating loss	-	-	-	-	(25,369)
Finance income	-	-	-	-	42,407
Finance costs	-	-	-	-	(209,239)
Share of loss of equity-accounted investees	-	-	-	-	(8,326)
Loss before income taxes	-	-	-	-	(200,527)
Income taxes benefit	-	-	-	-	48,259
Net loss for the period	-	-	-	-	(152,268)

Other disclosures
Depreciation and amortization	125,174	10,906	136,080	-	136,080
Investments in associates and joint ventures	128,202	-	128,202	-	128,202
Capital expenditures	103,332	10,943	114,275	-	114,275

	Three-month period ended September 30, 2022 (unaudited)
	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
Net revenue	207,142	58,431	265,573	(11,651)	253,922
Cost of sales	(53,925)	(17,139)	(71,064)	8,244	(62,820)
Gross profit	153,217	41,292	194,509	(3,407)	191,102
Selling expenses	(120,623)	(32,926)	(153,549)	-	(153,549)
Segment profit	32,594	8,366	40,960	(3,407)	37,553
General and administrative expenses	-	-	-	-	(85,518)
Other expenses, net	-	-	-	-	(1,714)
Operating loss	-	-	-	-	(49,679)
Finance income	-	-	-	-	105,629
Finance costs	-	-	-	-	(159,511)
Share of loss of equity-accounted investees	-	-	-	-	(4,284)
Loss before income taxes	-	-	-	-	(107,845)
Income taxes benefit	-	-	-	-	35,381
Net loss for the period	-	-	-	-	(72,464)

F-26

	Three-month period ended September 30, 2021 (unaudited)
	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
Net revenue	149,968	33,299	183,267	-	183,267
Cost of sales	(32,916)	(11,850)	(44,766)	-	(44,766)
Gross profit	117,052	21,449	138,501	-	138,501
Selling expenses	(91,819)	(23,163)	(114,982)	-	(114,982)
Segment profit	25,233	(1,714)	23,519	-	23,519
General and administrative expenses	-	-	-	-	(109,867)
Other income, net	-	-	-	-	413
Operating loss	-	-	-	-	(85,935)
Finance income	-	-	-	-	20,353
Finance costs	-	-	-	-	(124,947)
Share of loss of equity-accounted investees	-	-	-	-	(5,575)
Loss before income taxes	-	-	-	-	(196,104)
Income taxes benefit	-	-	-	-	52,044
Net loss for the period	-	-	-	-	(144,060)

Capital expenditures consist of additions of property and equipment and intangible assets. There were no inter-segment revenues or costs in the nine-month periods ended September 30, 2021.

Segment performance is evaluated based on segment profit and is measured consistently and on the same basis as profit or loss in the consolidated financial statements. General and administrative expenses, other income (expenses) net, finance result, share of profit (loss) of equity-accounted investees and income taxes are managed on a Company basis and are not allocated to operating segments.

Adjustments and eliminations refer to transactions due between companies in the Core and Supplemental segments, such as: loans, accounts payable, accounts receivable, sales and cost of sales. Segment assets and liabilities are measured on the same basis as in the financial statements. These assets and liabilities are allocated based on the operations of the segment.

	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
September 30, 2022 (unaudited)
Total assets	5,359,381	390,405	5,749,786	(45,732)	5,704,054
Total liabilities	3,775,267	108,543	3,883,810	(45,732)	3,838,078
December 31, 2021
Total assets	5,637,667	378,520	6,016,187	(26,068)	5,990,119
Total liabilities	4,048,511	92,442	4,140,953	(26,068)	4,114,885

F-27

20	Financial instruments

The Company holds the following financial instruments:

Financial assets	Assets at FVPL	Assets at amortized cost	Total
September 30, 2022 (unaudited)
Cash and cash equivalents	-	314,015	314,015
Financial investments	-	700,522	700,522
Trade receivables	-	433,491	433,491
Related parties	-	3,838	3,838
Investments in financial instruments (Bewater)	11,224	-	11,224
Other assets (Arco Instituto)	-	1,115	1,115
	11,224	1,452,981	1,464,205

Financial assets	Assets at FVPL	Assets at amortized cost	Total
December 31, 2021
Cash and cash equivalents	-	211,143	211,143
Financial investments	-	1,014,056	1,014,056
Trade receivables	-	593,263	593,263
Derivative financial assets	861	-	861
Related parties	-	11,390	11,390
Investments in financial instruments (Bewater)	9,803	-	9,803
Other assets (Instituto Arco)	-	1,373	1,373
	10,664	1,831,225	1,841,889

Financial liabilities	Liabilities at FVPL	Liabilities at amortized cost	Total
September 30, 2022 (unaudited)
Trade payables	-	152,336	152,336
Derivative financial liabilities	66,618	-	66,618
Accounts payable to selling shareholders	647,836	885,499	1,533,335
Leases liabilities	-	31,299	31,299
Loans and financing	-	1,912,267	1,912,267
	714,454	2,981,401	3,695,855

Financial liabilities	Liabilities at FVPL	Liabilities at amortized cost	Total
December 31, 2021
Trade payables	-	103,292	103,292
Derivative financial liabilities	223,561	-	223,561
Accounts payable to selling shareholders	867,264	801,522	1,668,786
Leases liabilities	-	43,118	43,118
Loans and financing	-	1,831,327	1,831,327
	1,090,825	2,779,259	3,870,084

The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

F-28

Financial instruments at fair value through profit or loss

Derivative assets and liabilities

The Company maintains put options on certain investments and swap derivatives to protect its exposure to foreign currency risk, specifically for loans contracts. These derivatives are measured at fair value and are presented as financial assets when the fair value results in a gain, and as financial liabilities when the fair value results in a loss. Any gains or losses from these derivatives are recognized directly in the income statement.

As of September 30, 2022 and December 31, 2021, none of the Company’s derivatives has been designated as hedges for accounting purposes.

Amounts recognized in profit or loss

Changes in fair values of financial instruments at fair value through profit or loss are recorded in finance income (expenses) in profit or loss. For the nine-month period ended September 30, 2022, the Company recognized a net financial income of R$ 180,880.

Recognized fair value measurements

(i) Fair value hierarchy

The table below explains the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value through profit or loss in the consolidated financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Company has classified its financial instruments into the three levels.

Assets and liabilities measured and recognized at fair value as follows:

	Hierarchy	September 30, 2022	December 31, 2021
		(unaudited)
Financial assets
Derivative financial instruments	Level 2	-	861
Investments at fair value	Level 1	11,224	9,803

Financial liabilities
Derivative financial liabilities	Level 2	7,151	-
Derivative financial liabilities	Level 3	59,467	223,561
Accounts payable to selling shareholders	Level 3	647,836	867,264

As of September 30, 2022, and December 31, 2021, the Company assessed the fair values of its financial instruments and concluded that carrying amounts and fair values approximate. The estimated realizable values of financial assets and liabilities were determined based on available market information and appropriate valuation methodologies.

F-29

The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period. There were no transfers between levels for recurring fair value measurements during the financial statement period.

(ii)	Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

•	the use of quoted market prices or dealer quotes for similar instruments;
•	the fair value of derivatives is calculated with Black & Scholes; and
•	the fair value of the remaining financial instruments is determined using discounted cash flow analysis.

All the resulting fair value estimates are included in levels 1 and 2 except for contingent consideration and certain derivative contracts, where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

(iii)	Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the nine-month periods ended September 30, 2022 and 2021.

Recurring fair value measurements	Financial instruments – put options on equity method investments (liabilities)	Accounts payable to selling shareholders
As of December 31, 2020	-	(861,385)
Acquisitions	-	(38,994)
Payment	-	116,445
Changes in accounts payable to selling shareholders	-	(75,153)
Interest expense	-	(53,977)
Finalization of price allocation	-	66,952
As of September 30, 2021 (unaudited)	-	(846,112)

As of December 31, 2021	(223,561)	(867,264)
Payment	-	227,230
Changes in accounts payable to selling shareholders	-	26,320
Changes in derivative instruments fair value	164,094	-
Interest expense	-	(34,122)
As of September 30, 2022 (unaudited)	(59,467)	(647,836)

(iv)	Transfers between levels 2 and 3

During the nine-month periods ended September 30, 2022 and 2021, the Company did not transfer any financial instruments from level 2 into level 3.

F-30

(v)	Valuation processes

The finance department of the Company performs and reviews the valuations of items required for financial reporting purposes, including level 3 fair values. Discussions of valuation processes and results conform with the Company’s yearly reporting periods. Also, the Company hires specialists to measure fair value of certain financial assets independently.

The main level 3 inputs used by the Company are derived and evaluated as follows:

•	Discount rates for financial assets and financial liabilities are determined using a capital asset pricing model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset.
•	Risk adjustments specific to the counterparties (including assumptions about credit default rates) are derived from observable market data of credit risk grading.
•	Earnings growth factors for unlisted equity securities are estimated based on market information for similar types of companies.
•	Contingent consideration – expected cash outflows are estimated based on the terms of the business combinations and the entity’s knowledge of the business as well as how the current economic environment is likely to impact it.

21	Commitments and contingencies

Arbitration process of International School

On September 19, 2019, Mr. Ulisses Borges Cardinot, the non-controlling shareholder in the subsidiary, International School, filed a request for arbitration with the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada in Brazil against Arco Platform Limited, Companhia Brasileira de Educação e Sistemas de Ensino S.A. and Arco Educação S.A. This request for arbitration purporting to assert the non-controlling shareholder’s rights related to both the form of payment (shares) and the calculation of the purchase price under the Investment Agreement is still ongoing.

On November 29, 2021, the arbitration panel issued a partial award on the merits of the arbitration. The amount to be calculated in accordance with the decision is under ongoing discussion in the award liquidation phase of the arbitration proceeding. However, the arbitration panel decided that (i) Arco Platform Ltd. and Arco Educação S.A. are not subject to the terms of the Investment Agreement, therefore, shall not be part of the arbitration proceeding; (ii) Mr. Cardinot will not be entitled to receive shares of Arco Platform; and (iii) the amount due by Companhia Brasileira de Educação e Sistemas de Ensino S.A. shall be calculated based on the 10 times realized EBITDA for the school years of 2019 (first installment) and 2020 (second installment), both net of net debt, as determined in the investment agreement, consistent with the calculation methodology to estimate the provisioned amount in our balance sheet as reported.

Considering the arbitration proceeding and IAS 37, the Company understands that the circumstances, risks and uncertainties of the arbitration must be taken into consideration in order to reach the best estimate of the liability. Contingencies should be reevaluated at each balance sheet date and adjusted to reflect the best current estimate.

F-31

Based on the arbitration panel decision mentioned above, the Company has recorded the provision of the amount considered payable to the non-controlling shareholder under the Investment Agreement. The liability is calculated based on the realized EBITDA for the school years of 2019 (first installment) and 2020 (second installment), both, net of net debt, as determined in the agreement. The school year is defined as the twelve-month period starting in October of the previous year to September of the mentioned current year. The first and second installments will be paid in the due course of the arbitration. During the nine-month period ended September 30, 2022, the Company recognized R$ 32,270 of interest expense based on the Sistema Especial de Liquidação e Custódia - SELIC rate. The use of the SELIC rate and the amount of interest to be paid are assumptions by the Company. These assumptions may differ from the actual rate of interest, the amount of interest that will be paid, as well as which party will be responsible for its payment, since they will be determined by the arbitration panel.

22	Subsequent events

Corporate restructuring

On October 1, 2022, the Company completed a corporate restructuring through the incorporation of Geekie Desenvolvimento de Software S.A. by Companhia Brasileira de Educação e Sistemas de Ensino S.A. The incorporations were part of a tax planning strategy to enable us to generate tax benefits from the amortization of fair value adjustments and goodwill resulting from business combinations.

Inco Acquisition

On October 6, 2022, the Company announced that it entered into a definitive agreement (the “Purchase Agreement”) to acquire remaining 75.1% of the share capital of INCO Limited (“Isaac”), the provider of an all-in-one platform that offers a suite of financial and software products to K-12 schools. The purchase price for the transaction will be paid in the form of Arco equity interests. Prior to the transaction, Arco already held 24.9% of the issued and outstanding equity interests of Isaac.

This transaction was approved by the Brazilian Administrative Council for Economic Defense (CADE) on November 16, 2022, and the transaction closing is expected to occur in January 2023.

Payment of the Positivo installment

On November 1, 2022, the Company paid the amount of R$ 198,499 related to the third installment of Positivo acquisition as described in Note 11.c).

Non-Binding Proposal

The Company’s board of directors has received a preliminary non-binding proposal dated November 30, 2022, from General Atlantic L.P. and Dragoneer Investment Group, LLC to acquire all of the outstanding Class A common shares of the Company that are not held by such parties or Oto Brasil de Sá Cavalcante and Ari de Sá Cavalcante Neto or their respective affiliates.

The proposal states that the Founders support the Proposed Transaction and will roll over 100% of their Class A common shares and Class B common shares in the Proposed Transaction, and that after the closing of the Proposed Transaction, the Founders will maintain the same economic and voting interest in the Company as they currently have. The purchase price proposed by General Atlantic and Dragoneer for each Class A common share is US$11.00 in cash, which represents an approximately 22% premium over today’s closing price of US$9.04 per Class A common share.

As of today, no decisions have been made with respect to the Company's response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

***

F-32